UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated August 3, 2005

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Jorge Bustos

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2005

AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 14.5%, Operating Income Increased 19.4%, EBITDA(1) Up 0.7%, Net Income Improved US$1.8 million, or US$0.03 per ADR

YEAR TO DATE

Revenues Up 12.2%, Operating Income Increased 6.3%, EBITDA(1) Up 0.8%, Net Income Increased 20.4% to US$0.55 per ADR

(Santiago, Chile, August 3, 2005) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2005. All US$ figures are based on the exchange rate effective June 30, 2005 (US$1.00 = Ch$579.00).

COMMENTS FROM THE CEO

The results for the second quarter were positive, especially operating income and consolidated revenues that grew by 19.4% and 14.5%, respectively. Net income improved Ch$1,044 million (US$1.8 million) from a loss of Ch$56 million (US$0.1 million) in Q2'04 to a gain of Ch$988 million (US$1.7 million) in Q2'05. During the quarter, costs and expenses continued to be affected, in part, by external factors. On one hand, higher distribution expenses and PET costs due to higher oil prices; on the other hand, the Argentinean gas crisis that has obliged us to use diesel oil instead of natural gas. To mitigate in part these effects and to mitigate the effects of inflation, in June we began a process of adjusting prices in almost all our business segments that will be finished by August.

In summary, we have built a strong volume base during the first half of the year that we expect to transform into a higher EBITDA generation during the second half, led by better prices.

During the quarter, the performance of beer in Chile and the soft drinks segments stood out. The operating results of beer in Chile improved 11.2%, mainly explained by 10.7% higher volumes and 0.4% higher prices. Premium segment volumes continued its positive trend, growing 20% during the quarter.

Soft drinks, mineral water and nectars segment grew 12.0% in terms of sale volumes, showing increases in all categories. In spite of higher cost and expenses, especially PET costs, its operating results improved by Ch$337 million (US$0.6 million). Worth mentioning is the excellent performance of the new product, "Mas", a sugarless citric-flavored soft drink based on mineral water with calcium and vitamin C, launched at the end of February, which explained most of the 46.9% increase in mineral water volumes during the quarter.

The wine segment continued its positive trend, improving its operating results by Ch$179 million (US$0.3 million). Higher revenues explain these results, mainly as a consequence of higher prices in both domestic and export markets.

The Argentine beer business results for the quarter are distorted due to exchange rate variations. Nevertheless, in US dollar terms the performance of our Argentine subsidiary was very positive, improving revenues by 20.3% and operating results by 12.4%.

Finally, I want to highlight our association with Control, with whom we formed Compañía Pisquera de Chile in mid-March (owned 80% by CCU). This new company has a very solid brand portfolio, and we now have almost a 50% share of the pisco industry. We are very optimistic about the potential of this new company and its future contribution to CCU's consolidated results. The benefits of this association will be captured by year-end, and especially during 2006. This quarter we began to present the new pisco business segment, due to the importance of this new operation.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'05 Total revenues increased 14.5% to Ch$98,715 million (US$170.5 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by an increase of 12.0% in the soft drink segment, 10.7% in beer Chile, 253.2% in the pisco business, 8.4% in beer Argentina and 27.7% in the Argentinean wine segment, partially offset by lower volumes in the Chilean wine business, both domestic and exports. The increase in average prices is explained by higher prices in the pisco, wine and beer Chile segments, partially offset by lower prices in beer Argentina, measured in Chilean pesos, and in the soft drinks segment.

YTD Accumulated revenues increased 12.2%, amounting to Ch$225,448 million (US$389.4 million).

	Q2 (US$ million)
	2004		2005		% Chg.
Beer - Chile	49.2	33.0%	54.6	32.0%	11.1%
Beer - Argentina	14.2	9.5%	14.0	8.2%	-1.6%
Soft Drinks & Mineral Water	42.4	28.5%	47.0	27.6%	10.7%
Wine	37.4	25.1%	37.9	22.3%	1.4%
Pisco	3.3	2.2%	13.7	8.0%	319.2%
Others	2.5	1.6%	3.3	1.9%	33.5%
TOTAL	149.0	100.0%	170.5	100.0%	14.5%

	Year to Date
	2004		2005		% Chg.
Beer - Chile	134.9	38.9%	148.5	38.1%	10.1%
Beer - Argentina	36.7	10.6%	39.9	10.2%	8.6%
Soft Drinks & Mineral Water	99.9	28.8%	109.0	28.0%	9.1%
Wine	65.2	18.8%	68.0	17.5%	4.3%
Pisco	6.2	1.8%	17.4	4.5%	178.3%
Others	4.1	1.2%	6.6	1.7%	59.1%
TOTAL	347.1	100.0%	389.4	100.0%	12.2%

GROSS PROFIT

Q2'05 Increased 11.8% to Ch$45,702 million (US$78.9 million) as a result of 14.5% higher revenues, partially offset by a 16.9% higher cost of goods sold, which amounted to Ch$53,013 million (US$91.6 million). The increase in cost of goods sold affected all businesses. In Q2'05, the gross profit margin, as a percentage of sales, decreased from 47.4% to 46.3%.

YTD Increased 9.1%, amounting to Ch$115,238 million (US$199.0 million). The consolidated gross margin decreased 1.5 percentage points to 51.1%.

OPERATING RESULT

Q2'05 Amounted to Ch$4,840 million (US$8.4 million), 19.4% higher than Q2'04, mainly due to 11.8% higher gross profit, partially offset by 10.9% higher selling, general and administrative (SG&A) expenses. SG&A expenses reached Ch$40,862 million (US$70.6 million) in Q2'05, mainly due to higher SG&A expenses in the pisco, beer Chile and soft drinks businesses. SG&A expenses as a percentage of sales decreased from 42.7% in Q2'04 to 41.4% in Q2'05. The consolidated operating margin for the period increased from 4.7% to 4.9% in Q2'05.

YTD Increased 6.3%, amounting to Ch$29,982 million (US$51.8 million). The consolidated operating margin decreased 0.7 percentage points to 13.3%.

Operating Income and Operating Margin by Segment

	Q2			Q2
	Operating Income (US$ million)			Operating Margin
	2004	2005	% Chg	2004	2005
Beer - Chile	7.0	7.7	11.2%	14.2%	14.2%
Beer - Argentina	-2.5	-2.5	3.1%	-17.4%	-18.2%
Soft Drinks & Mineral Water	-0.5	0.1	NM	-1.1%	0.2%
Wine	2.9	3.2	10.7%	7.7%	8.5%
Pisco	-0.8	-1.1	36.0%	-24.9%	-8.1%
Others	0.9	1.0	6.7%	36.4%	29.1%
TOTAL	7.0	8.4	19.4%	4.7%	4.9%

	Year to Date			Year to Date
	Operating Income (US$ million)			Operating Margin
	2004	2005	%Chg	2004	2005
Beer - Chile	37.9	39.4	3.9%	28.1%	26.5%
Beer - Argentina	-0.5	0.6	NM	-1.4%	1.6%
Soft Drinks & Mineral Water	7.8	7.8	-0.1%	7.8%	7.1%
Wine	3.2	4.1	26.4%	4.9%	6.0%
Pisco	-2.0	-2.6	32.0%	-32.1%	-15.2%
Others	2.3	2.6	11.0%	56.8%	39.7%
TOTAL	48.7	51.8	6.3%	14.0%	13.3%

EBITDA

Q2'05 Increased 0.7% to Ch$14,529 million (US$25.1 million) compared to Q2'04, while the consolidated EBITDA margin (EBITDA as a percentage of sales) was 2.0 percentage points lower than in Q2'04, reaching 14.7%.

YTD Increased 0.8%, to Ch$49,413 million (US$85.3 million). The EBITDA margin decreased 2.5 percentage points to 21.9%.

Ebitda by segment
	Q2			Q2
	EBITDA (US$ million)			EBITDA margin
	2004	2005	% Chg	2004	2005
Beer - Chile	14.8	15.4	4.6%	30.0%	28.3%
Beer - Argentina	0.3	-0.2	NM	2.2%	-1.1%
Soft Drinks & Mineral Water	4.7	4.4	-7.4%	11.2%	9.3%
Wine	4.4	4.6	5.3%	11.7%	12.2%
Pisco	-0.7	-0.6	-12.7%	-20.7%	-4.3%
Others	1.4	1.4	0.3%	56.7%	42.6%
TOTAL	24.9	25.1	0.7%	16.7%	14.7%
	Year to Date			Year to Date
	EBITDA (US$ million)			EBITDA margin
	2004	2005	% Chg	2004	2005
Beer - Chile	53.6	55.1	2.7%	39.7%	37.1%
Beer - Argentina	5.2	5.5	5.8%	14.2%	13.8%
Soft Drinks & Mineral Water	18.2	16.4	-9.8%	18.2%	15.1%
Wine	6.0	6.9	13.3%	9.3%	10.1%
Pisco	-1.8	-2.0	14.7%	-28.5%	-11.7%
Others	3.3	3.5	5.3%	81.0%	53.6%
TOTAL	84.6	85.3	0.8%	24.4%	21.9%

NON-OPERATING RESULTS

Q2'05 Improved Ch$228 million (US$0.4 million) compared to the same quarter last year, from a loss of Ch$3,178 million (US$5.5 million) to a loss of Ch$2,950 million (US$5.1 million). The improvement in non-operating results is mainly explained by:

    Foreign currency exchange results, which decreased from a loss of Ch$913 million (US$1.6 million) to a loss of Ch$91 million (US$0.2 million), mainly due to the appreciation of the Chilean peso.

    Other non-operating income/expenses, which improved from a loss of Ch$441 million (US$0.8 million) in Q2'04 to a loss of Ch$369 million (US$0.6 million) this quarter, mainly due to non-recurrent gains on the sale of fixed assets.

These positive effects were partially offset by:

    Interest expenses, which increased from Ch$1,489 million (US$2.6 million) in Q2'04 to Ch$1,884 million (US$3.3 million) in Q2'05, due to the higher debt related to the pisco business and higher interest rates.

    Price level restatement, which decreased from a gain of Ch$490 million (US$0.8 million) to a gain of Ch$319 million (US$0.6 million) in Q2'05, mainly due to the price level restatement of a cross currency swap related to a new syndicated loan, partially offset by the price level restatement of the net foreign currency exposure during Q2'05.

YTD Improved from a loss of Ch$5,283 million (US$9.1 million) to a loss of Ch$4,295 million (US$7.4 million), mainly due to a lower loss in currency exchange result.

NET INCOME

Q2'05 Increased from a loss of Ch$56 million (US$0.1 million) to a gain of Ch$988 million (US$1.7 million), mainly due to improved operating and non-operating results and lower income taxes, partially offset by higher minority interest charges. Lower income taxes were mainly due to the amortization of differed income taxes. Minority interest charges increased due to better results obtained by Viña San Pedro.

YTD Increased from Ch$16,904 million (US$29.2 million) to Ch$20,356 million (US$35.2 million), mainly due to improved operating and non-operating results as well as lower income taxes, partially offset by higher minority interest charges.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products (beer, soft drinks, wine, etc.) and those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on "service level agreements". The costs of Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product. This new allocation criteria has been applied to 2004 figures in order to facilitate comparison between the two periods.

(** Note: the comments below regarding volumes and pricing refer to Q2'05.)
BEER CHILE

Revenues increased 11.1% to Ch$31,636 million (US$54.6 million), as a result of 10.7% higher sale volumes and 0.4% higher real average prices.

Operating Income increased 11.2% to Ch$4,482 million (US$7.7 million), mainly as a result of higher revenues, the effect of which was partially offset by higher cost of goods sold and higher SG&A expenses. Cost of goods sold increased 7.9% to Ch$13,022 million (US$22.5 million), mainly due to higher direct costs as a consequence of a mix with a greater presence of one-way products and premium brands, as well as higher energy costs due to the Argentine gas crisis. SG&A expenses increased 14.1% to Ch$14,133 million (US$24.4 million) reaching 44.7% of sales, 1.2 percentage points higher than in Q2'04, mainly due to higher distribution and marketing expenses. The operating margin of 14.2% was almost constant compared to Q2'04.

EBITDA increased 4.6% to Ch$8,940 million (US$15.4 million), while the EBITDA margin was 28.3% of sales, 1.8 percentage points lower than in Q2'04.

Comments Sale volumes had a very positive performance, with a 10.7% increase, most notably the premium segment which grew 20%. In the mainstream segment, Cristal increased its volumes by 9% and Escudo by 27%. Additionally, the Company increased prices by 5% on average during June, to compensate for higher costs and expenses and inflation since the last price increase in October 2003.

BEER ARGENTINA

Revenues decreased 1.6% to Ch$8,079 million (US$14.0 million), due to 9.0% lower prices measured in Chilean pesos, partially offset by 8.4% higher sale volumes. Nevertheless, in US dollar terms, prices increased 11.8% and revenues grew 20.3%.

Operating Income was almost constant in Chilean pesos, decreasing from a loss of Ch$ 1,428 million (US$2.5 million) in Q2'04 to a loss of Ch$ 1,472 million (US$2.5 million) in Q2'05, as a result of lower revenues and higher SG&A expenses partially offset by lower cost of goods sold. In dollar terms, our subsidiary CCU Argentina's operating income increased 12.4% in Q2'05. Cost of goods sold decreased 3.2%, reaching Ch$4,862 million (US$8.4 million) this quarter. As a percentage of sales, cost of goods sold decreased from 61.2% to 60.2%. SG&A expenses remained almost flat, increasing from Ch$4,614 million (US$8.0 million) in Q2'04 to Ch$4,689 million (US$8.1 million) in Q2'05. As a percentage of sales, SG&A expenses increased from 56.2% to 58.0%.

EBITDA decreased from a gain of Ch$182 million (US$0.3 million) to a loss of Ch$92 million (US$0.2 million) this quarter, while the EBITDA margin was a -1.1%, compared with 2.2% in Q2'04.

Comments The profitability of this segment continues improving in US dollar terms, with higher volumes and better prices. Prices increased from US$34 per HL in Q2'04 to US$38 per HL in Q2'05. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US$ dollars as of June 2005 converted to Chilean pesos at the exchange rate of June 30, 2005, minus the results in US$ dollars as of March 2005 converted to Chilean pesos at the exchange rate of March 31, 2005, the latter adjusted by the Chilean Q2'05 inflation rate. Sale volumes increased mainly in the nationwide brands, Schneider, Heineken and Budweiser. During the period, Schneider launched a media campaign based on television spots focusing on its core attributes, showing that only the "inside matters". This campaign had a very positive reception among consumers.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 10.7% to Ch$27,205 million (US$47.0 million), mainly due to 12.0% higher sale volumes, partially offset by lower prices in the soft drinks and nectars categories.

Operating Income improved from a loss of Ch$274 million (US$0.5 million) in Q2'04 to a gain of Ch$62 million (US$0.1 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A. Cost of goods sold increased 13.7% to Ch$14,156 million (US$24.4 million) mainly due to higher direct costs as a consequence of a greater mix of one-way products and higher cost of PET. As a percentage of sales, cost of goods sold increased from 50.7% to 52.0%. SG&A expenses increased 4.7% to Ch$12,986 million (US$22.4 million), mainly due to higher marketing expenses, partially offset by lower depreciation. As a percentage of sales, SG&A expenses decreased from 50.5% in Q2'04 to 47.7% in Q2'05. The operating margin improved from a negative 1.1% to a positive 0.2% in Q2'05.

EBITDA decreased from Ch$2,742 million (US$4.7 million) in Q2'04 to Ch$2,540 million (US$4.4 million) this quarter, while the EBITDA margin was 9.3% compared to 11.2% in Q2'04.

Comments Sales volume had a very positive performance in all categories. Mineral water grew 46.9%, explained by the excellent performance of "Mas", launched at the end of February. This new product, a sugarless citric-flavored soft drink based on mineral water with calcium and vitamin C, explains most of the category's growth during the quarter. Additionally, Pepsi brand volumes had a positive performance during the period, increasing 10%. During June, after many years without significant variations, prices were adjusted on average by 6% to recover part of the increases in costs and expenses, as well as inflation.

WINE

Revenues increased 1.4% to Ch$21,966 million (US$37.9 million), due to 3.9% higher average prices, partially offset by 6.7% lower volumes. In the domestic segment, prices increased 16.4%, partially offset by 5.3% lower volumes. In the export segment, prices in US dollar terms increased 10%, but in Chilean pesos remained almost flat, increasing 0.1%, due to the appreciation of the Chilean peso during the quarter.

Operating Income increased 10.7% to Ch$1,857 million (US$3.2 million) in Q2'05, mainly due to higher revenues and lower SG&A, partially offset by higher cost of goods sold. Cost of goods sold increased 4.4% from Ch$13,892 million (US$24.0 million) in Q2'04 to Ch$14,509 million (US$25.1 million) this quarter, mainly due to higher direct costs (explained by the costs of grapes and wine). SG&A expenses decreased 8.2% to Ch$5,600 million (US$9.7 million), mainly due to lower transportation costs explained by lower volumes, and lower salaries. Accordingly, the operating margin increased from 7.7% in Q2'04 to 8.5% in Q2'05.

EBITDA improved Ch$135 million (US$0.2 million) to Ch$2,677 million (US$4.6 million), while the EBITDA margin increased from 11.7% to 12.2%.

Comments The profitability of this segment, although still low, continues a positive trend, with an improvement in operating results and EBITDA, in spite of the stronger Chilean peso. The improvement in profitability is a consequence of the program to rationalize costs, expenses and SKUs, as well as price increases achieved by the Company in both domestic and export markets.

PISCO

Revenues increased 319.2% to Ch$7,935 million (US$13.7 million), due to 253.2% higher volumes and 17.2% higher average prices, as a result of the joint venture with Control, which created Compañía Pisquera de Chile.

Operating Income decreased 36.0%, to a loss of Ch$642 million (US$1.1 million) in Q2'05, mainly due to higher cost of goods sold and SG&A, partially offset by higher revenues. Cost of goods sold increased 269.2% from Ch$1,481 million (US$2.6 million) in Q2'04 to Ch$5,468 million (US$9.4 million) this quarter, but as a percentage of sales decreased from 78.2% in Q2'04 to 68.9% in Q2'05. SG&A expenses increased 251.7% to Ch$3,108 million (US$5.4 million), but as a percentage of sales decreased from 46.7% in Q2'04 to 39.2% in Q2'05. Accordingly, the operating margin improved from
-24.9% in Q2'04 to -8.1% in Q2'05.

EBITDA improved Ch$50 million (US$0.1 million) to a loss of Ch$342 million (US$0.6 million), while the EBITDA margin improved from -20.7% to -4.3%.

Comments The creation of Compañía Pisquera de Chile S.A. which merged the operations of Control and Pisconor S.A. on March 14 2005, has resulted in an approximately 50% share of the Chilean pisco industry and a significant relevance to CCU's consolidated operations. This association explains the higher revenues as well as higher costs and expenses, mainly because Q2'05 results are compared with the operation of only Pisconor during Q2'04. Compañía Pisquera de Chile is currently in the process of unifying both operations using CCU's share services in order to obtain synergies to improve the profitability of this segment. The benefits of this association will be captured by year-end, and especially during 2006.
RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended June 30, 2005 was 12.5%, increasing 1.1 percentage points when compared with the same period of last year.

	ROCE	ROCE
	2004	2005

Beer Chile	29.0%	30.8%
Beer Argentina	-1.4%	0.6%
Soft Drinks	12.9%	13.4%
Wine	1.9%	3.9%
Consolidated	11.4%	12.5%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: August 4, 2005